# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALPHA METALLURGICAL RESOURCES INC, CIK 0001704715
CUSIP: 020764106
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 340 MARTIN LUTHER KING JR BLVD, BRISTOL, Tennessee (TN), 37620
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000093751

## Reporting persons
- STATE STREET CORPORATION: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 962,536; sole dispositive power 0; shared dispositive power 974,463; aggregate amount beneficially owned 974,463 (7.7% of the class)
- SSGA FUNDS MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 727,639; sole dispositive power 0; shared dispositive power 729,439; aggregate amount beneficially owned 729,439 (5.7% of the class)

## Item 1. Issuer
Name of issuer: ALPHA METALLURGICAL RESOURCES INC
Address of issuer's principal executive offices: 340 MARTIN LUTHER KING JR BLVD, BRISTOL, TENNESSEE, 37620

## Item 2. Person Filing
Name of person filing: SSGA FUNDS MANAGEMENT, INC.;STATE STREET CORPORATION;
Address of principal business office or, if none, residence: 1 CONGRESS STREET, SUITE 1, BOSTON MA 02114, UNITED STATES (FOR ALL REPORTING PERSONS)
Citizenship: MA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 974463.00
Percent of class: 7.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 962,536
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 974,463

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: NOT APPLICABLE

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: SSGA FUNDS MANAGEMENT, INC. (IA);STATE STREET GLOBAL ADVISORS EUROPE LIMITED (IA);STATE STREET GLOBAL ADVISORS LIMITED (IA);STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED (IA);STATE STREET GLOBAL ADVISORS TRUST COMPANY (IA);STATE STREET GLOBAL ADVISORS, LTD. (IA);

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: NOT APPLICABLE

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: NOT APPLICABLE

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STATE STREET CORPORATION: ELIZABETH SCHAEFER, SENIOR VICE PRESIDENT, CHIEF ACCOUNTING OFFICER (08/07/2026)
- SSGA FUNDS MANAGEMENT, INC.: BRIAN HARRIS, CHIEF COMPLIANCE OFFICER (08/07/2026)